UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HORIZON LINES, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

4.25% Convertible Senior Notes due 2012

(Title of Class of Securities)

44044K AB7

(CUSIP Number of Class of Securities)

Stephen H. Fraser

President and Chief Executive Officer

Horizon Lines, Inc.

4064 Colony Road, Suite 200

Charlotte, North Carolina 28211

(704) 973-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Christian O. Nagler

Jason K. Zachary

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$187,275,000	$38,313

*	Calculated solely for purposes of determining the filing fee pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended. The transaction value is $187,275,000, which is based upon the aggregate market value of the 4.25% Convertible Senior Notes due 2012 as of August 18, 2011.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38,313	Filing Party: Horizon Lines, Inc.
Form or Registration No.: Form S-4 (File No. 333- 176520)	Date Filed: August 26, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to an exchange offer by Horizon Lines, Inc., a Delaware corporation (referred to herein as “the Company” “we,” “us” or “our”), with respect to its outstanding 4.25% Convertible Senior Notes due 2012 (the “convertible old notes”) and a related solicitation of consents for certain proposed amendments to the indenture governing the convertible old notes (collectively, the “Exchange Offer”). The Exchange Offer is being made upon the terms and subject to the conditions set forth in the prospectus (as it may be amended and/or supplemented from time to time, the “Prospectus”), which forms part of the Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission on the date hereof with respect to the Exchange Offer (as it may be amended and/or supplemented from time to time, the “Registration Statement”), and the related letter of transmittal, which are exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively. The consideration the Company is offering in the Exchange Offer is described in the Prospectus.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13-e4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information set forth in the Prospectus is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except to the extent that information is specifically provided herein. The Registration Statement can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov or on our web site at www.horizonlines.com.

Item 1.	Summary Term Sheet.

The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer” and “Prospectus Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer of the convertible old notes is Horizon Lines, Inc., a Delaware corporation. The Company’s principal executive offices are located at 4064 Colony Road, Suite 200, Charlotte, North Carolina 28211. The Company’s phone number is (704) 973-7000.

(b) Securities. The subject class of securities is the Company’s 4.25% Convertible Senior Notes due 2012. As of August 23, 2011, the aggregate principal amount of the convertible old notes outstanding was $330,000,000.

(c) Trading Market and Price. The information set forth in the Prospectus with respect to the convertible old notes in the section entitled “Price Range of Common Stock, Old Notes and Dividend Policy” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The Company is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference. As required by Instruction C to Schedule TO, listed below are the directors and executive officers of the Company:

Name	Position
Stephen H. Fraser	President and Chief Executive Officer

Michael T. Avara	Executive Vice President and Chief Financial Officer

Brian W. Taylor	Executive Vice President and Chief Operating Officer

Michael F. Zendan, II	Senior Vice President, General Counsel and Secretary

Alex J. Mandl	Chairman of the Board of Directors

James G. Cameron	Director

Admiral Vern Clark U.S.N. (Ret.)	Director

William J. Flynn	Director

Bobby J. Griffin	Director

Norman Y. Mineta	Director

Thomas P. Storrs	Director

The business address and telephone number for each of the above directors and executive officers is c/o Horizon Lines, Inc., 4064 Colony Road, Suite 200, Charlotte, North Carolina 28211 and (704) 973-7000.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer,” “Prospectus Summary,” “Capitalization,” “General Terms of the Exchange Offer and Consent Solicitation,” “Description of Common Stock,” “Description of Warrants,” “Description of Redemption Notes,” “Description of the New Notes,” “Proposed Amendments,” and “Certain United States Federal Income Tax Considerations” is incorporated herein by reference.

(b) Purchases. To the Company’s knowledge based on reasonable inquiry, no convertible old notes are owned by any officer, director or affiliate of the Company.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The Company is a party to the following agreements, arrangements or understandings that involve the convertible old notes (each of which is filed as exhibits to this Schedule TO and incorporated herein by reference):

•

Indenture, dated August 8, 2007, by and among the Company and The Bank of New York Mellon (formerly known as The Bank of New York Trust Company, N.A.), as trustee, relating to the Company’s 4.25% Convertible Senior Notes due 2012;

•	Form of 4.25% Convertible Senior Notes due 2012;

•	Confirmation of Convertible Bond Hedge Transaction, dated as of August 1, 2007, by and among the Company and Goldman, Sachs & Co.;

•	Confirmation of Convertible Bond Hedge Transaction, dated as of August 1, 2007, by and among the Company and Bank of America, N.A.;

•	Confirmation of Convertible Bond Hedge Transaction, dated as of August 1, 2007, by and among the Company and Wachovia Capital Markets, LLC, solely as agent of Wachovia Bank, National Association;

•	Confirmation of Issuer Warrant Transaction, dated as of August 1, 2007, by and among the Company and Goldman, Sachs & Co.;

•	Confirmation of Issuer Warrant Transaction, dated as of August 1, 2007, by and among the Company and Bank of America, N.A.;

•	Confirmation of Issuer Warrant Transaction, dated as of August 1, 2007, by and among the Company and Wachovia Capital Markets, LLC, solely as agent of Wachovia Bank, National Association;

•	Amendment to Confirmation of Issuer Warrant Transaction dated as of August 3, 2007, by and among the Company and Goldman, Sachs & Co.;

•	Amendment to Confirmation of Issuer Warrant Transaction dated as of August 3, 2007, by and among the Company and Bank of America, N.A.;

•

Amendment to Confirmation of Issuer Warrant Transaction dated as of August 3, 2007, by and among the Company and Wachovia Capital Markets, LLC, solely as agent of Wachovia Bank, National Association; and

•	Form of Restructuring Support Agreement by and between the Company and the signatories thereto.

The Company is also party to the following agreements (each of which is filed as an exhibit to this Schedule TO and incorporated herein by reference) in connection with the Company’s securities:

•	Amended and Restated Put/Call Agreement, dated as of September 20, 2005, by and among the Company and other parties thereto;

•	Form of Restricted Stock Award Agreement;

•	Horizon Lines, Inc. Amended and Restated Equity Incentive Plan;

•	Horizon Lines, Inc., Employee Stock Purchase Plan;

•	Form of Stock Option Award Agreement;

•	Form of 2010 Performance-Based Restricted Stock Award;

•	Form of 2010 Time-Based Restricted Stock Award; and

•	Employment Agreement between the Company and Stephen H. Fraser executed March 28, 2011.

The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer,” “Prospectus Summary,” “Risk Factors—Under our Credit Agreement Amendment, we are not permitted to pay dividends on our common stock and our board of directors has decided not to pay dividends at this time, and we may not have sufficient cash to pay dividends in the future,” “Risk Factors—Restrictions in our debt agreements or applicable state legal and regulatory requirements may prevent us from paying dividends,” “Price Range of Common Stock, Old Notes and Dividend Policy,” “Capitalization,” “General Terms of the Exchange Offer and Consent Solicitation,” “Proposed Amendments,” “Description of Common Stock,” “Description of Warrants,” “Description of Redemption Notes,” and “Description of the New Notes” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer,” “Prospectus Summary,” and “General Terms of the Exchange Offer and Consent Solicitation” is incorporated herein by reference.

(b) Use of Securities Acquired. The convertible old notes acquired pursuant to the Exchange Offer will be cancelled by the Company.

(c) Plans. The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer,” “Prospectus Summary,” “Risk Factors—Risks Related to the New Notes,” “Price Range of Common Stock, Old Notes and Dividend Policy,” “Capitalization,” “General Terms of the Exchange Offer and Consent Solicitation,” “Proposed Amendments,” “Description of Common Stock,” “Description of Warrants,” “Description of Redemption Notes,” and “Description of the New Notes” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Prospectus in the sections entitled “Prospectus Summary,” and “General Terms of the Exchange Offer and Consent Solicitation” is incorporated herein by reference.

(b) Conditions. The Company intends to use cash on hand to pay the expenses incurred in connection with the Exchange Offer, and there are no conditions restricting our use of this cash in this manner. The Company does not have any alternate financing arrangements or plans to fund the Exchange Offer.

(c) Borrowed Funds. The Company does not expect to borrow funds specifically for the purpose of funding any cash payments in connection with the Exchange Offer.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Prospectus in the section entitled “Security Ownership of Certain Beneficial Owners And Management” is incorporated herein by reference.

(b) Securities Transactions. Neither the Company nor any of its subsidiaries nor, to the Company’s knowledge, any of its directors or executive officers, have engaged in any transaction in the convertible old notes during the 60 days prior to the date hereof.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the Prospectus in the section entitled “Questions and Answers About the Exchange Offer,” and “Prospectus Summary” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in the Prospectus in the section entitled “Prospectus Summary—Summary Historical Consolidated Financial and Other Data,” “Ratio of Earnings to Fixed Charges” and “Capitalization” is incorporated herein by reference. The audited consolidated financial statements of the Company and unaudited consolidated financial statements set forth on pages F-1 through F-57 in the Prospectus are incorporated herein by reference.

As of June 26, 2011, the Company’s book value per share was $0.05.

(b) Pro Forma Information. The information set forth in the Prospectus in the sections entitled “Capitalization” and “Unaudited Pro Form Condensed Combined Financial Information” is incorporated herein by reference.

The pro forma book value per share of the Company as of June 26, 2011, after giving effect to the transactions contemplated by the Exchange Offer, was $(0.77).

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Prospectus in the sections entitled “Questions and Answers about the Exchange Offer,” “Prospectus Summary—Recent Developments” and “Description of Common Stock” is incorporated herein by reference.

(2) Except for the requirements of applicable U.S. federal and state securities laws, the Company knows of no regulatory requirements to be complied with or approvals to be obtained by the Company in connection with the Exchange Offer.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b) Other Material Information. The information set forth in the Prospectus, the exhibits thereto and the accompanying letter of transmittal are incorporated herein by reference.

Item 12.	Exhibits.

See the Exhibit Index immediately following the signature page.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2011

HORIZON LINES, INC

By:	/s/ Stephen H. Fraser
Name:	Stephen H. Fraser
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(1)(ii)	Form of Letter to Brokers (incorporated herein by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iii)	Form of Letter To Clients (incorporated herein by reference to Exhibit 99.3 to the Registration Statement).

(a)(4)(i)	Prospectus, dated August 26, 2011 (incorporated by reference to the Company’s Registration Statement on Form S-4, initially filed on August 26, 2011).

(a)(5)(i)	Company’s Current Report on Form 8-K dated August 26, 2011 filed pursuant to Rule 425 under the Securities Act of 1933.

(a)(5)(ii)	Press Release, dated August 26, 2011 (filed on Company’s Current Report on Form 8-K dated August 26, 2011 filed pursuant to Rule 425 under the Securities Act of 1933).

(a)(5)(iii)	Form of Indenture governing the 6.00% Series A Convertible Senior Secured Notes due 2017 and 6.00% Series B Mandaterily Convertible Senior Secured Notes between the Company and The Bank of New York Mellon.*

(a)(5)(iv)	Forms of 6.00% Series A Convertible Senior Secured Notes due 2017 and 6.00% Series B Mandaterily Convertible Senior Secured Notes.*

(a)(5)(v)	Form of Registration Rights Agreement in relation to the 6.00% Series A Convertible Senior Secured Notes due 2017 and 6.00% Series B Mandaterily Convertible Senior Secured Notes.*

(a)(5)(vi)	Form of Registration Rights Agreement in relation to the First Lien Secured Notes.*

(a)(5)(vii)	Form of Registration Rights Agreement in relation to the Second Lien Secured Notes.*

(b)	None.

(d)(1)(i)	Indenture (including form of note) dated August 8, 2007 among the Company and The Bank of New York Mellon (formerly known as The Bank of New York Trust Company, N.A.), as trustee, relating to the Company’s 4.25% Convertible Senior Notes due 2012 (incorporated by reference to Exhibit 4.3 to the current report on Form 8-K of Horizon Lines, Inc. on August 13, 2007).

(d)1)(ii)	Amended and Restated Put/Call Agreement, dated as of September 20, 2005, by and among the Company and other parties thereto (incorporated by reference to Exhibit 99.4 to the current report on Form 8-K of Horizon Lines, Inc. on October 24, 2005).

(d)(1)(iii)	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of Horizon Lines, Inc. on April 30, 2008).

(d)(1)(iv)	Horizon Lines, Inc. Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of Horizon Lines, Inc. on December 11, 2008).

(d)(1)(v)	Horizon Lines, Inc., Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.46 to the Company’s Registration Statement on Form S-1, initially filed on September 19, 2005).

(d)(1)(vi)	Form of Stock Option Award Agreement (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of Horizon Lines, Inc. on April 11, 2006).

(d)(1)(vii)	Form of 2010 Performance-Based Restricted Stock Award (incorporated by reference to Exhibit 10.2 to the Company’s quarterly report on Form 10-Q, filed on April 23, 2010).

(d)(1)(viii)	Form of 2010 Time-Based Restricted Stock Award (incorporated by reference to Exhibit 10.3 to the Company’s quarterly report on Form 10-Q, filed on April 23, 2010).

(d)(1)(ix)	Employment Agreement between the Company and Stephen H. Fraser executed March 28, 2011 (incorporated by reference to Exhibit 10.51 to the Company’s annual report on Form 10-K, filed on March 28, 2011).

(g)	None.

(h)	None.

*	To be filed as an exhibit to an amendment to this Schedule TO.